UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  1-13469

MEDIABAY, INC.

(Exact name of registrant as specified in its charter)

2 Ridgedale Avenue

Cedar Knolls, New Jersey 07927

(973) 539-9528

  (Address, including zip code, and telephone number, including area code,

 of registrant’s principal executive offices)

Common Stock

 (Title of each class of securities covered by this Form)

N/A

  (Titles of all other classes of securities for which a duty to file reports under
Section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) X	Rule 12h-3(b)(1)(i) X
Rule 12g-4(a)(1)(ii) _____	Rule 12h-3(b)(1)(ii) ___
Rule 12g-4(a)(2)(i) _____	Rule 12h-3(b)(2)(i) ____
Rule 12g-4(a)(2)(ii) ____	Rule 12h-3(b)(2)(ii) ____
Rule 15d-6 ____

Approximate number of holders of record as of the certification or notice date:  233.

Pursuant to the requirements of the Securities Exchange Act of 1934 MediaBay, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 11, 2007	MEDIABAY, INC.

	By:	/s/ Robert Toro
Name: Robert Toro
Title: CFO

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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